Exhibit 99.1

Aeterna Zentaris Inc.

Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

2

Report of independent registered public accounting firm

To the shareholders and the board of directors of

Aeterna Zentaris Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Aeterna Zentaris Inc. (the Company) as of December 31, 2021, the related consolidated statement of changes in shareholders’ equity (deficiency), comprehensive loss, and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and its financial performance and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

3

Revenue from License and Collaboration Arrangements

Description of the matter	As described in Note 2, Note 3 and Note 5, the Company enters into license and collaboration arrangements that may include non-refundable upfront license fees, the provision of development services, milestone payments, royalties on future product sales and supply arrangements. The Company has recorded $5.3 million of total revenues during the year ended December 31, 2021 and $6.3 million as deferred revenues as of December 31, 2021. Management analyzes each agreement and applies significant judgment to determine whether contracts entered into at or near the same time should be accounted for as a single arrangement and whether all parts of the contract fall within the scope of IFRS 15. In addition, each agreement is analyzed to identify all performance obligations and to determine whether a performance obligation is distinct or should be combined with other promised goods and services, determine and allocate the transaction price on a relative stand-alone selling price basis, determine whether a performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue.

Auditing the Company’s accounting for revenues from the license and collaboration arrangements was complex given the significant judgment required in evaluating the terms and multiple elements of the related agreements. A high degree of auditor judgment and effort was required in performing procedures to evaluate the reasonableness of management’s assessment to identify all performance obligations and to determine whether a performance obligation is distinct or should be combined with other promised goods and services.

How we addressed the matter in our audit

To test the Company’s accounting for revenue from license and collaboration arrangements, our audit procedures included, among others, obtaining and evaluating management’s accounting analyses for all significant arrangements. We inspected the Company’s agreements and we evaluated whether management’s assessments considered all relevant terms included in the agreements. We assessed management’s consideration of whether contracts should be accounted for as a single arrangement and whether all elements fall within the scope of IFRS 15. We assessed management’s identification of performance obligations and whether they are distinct or combined with other promised goods and services. We evaluated the reasonableness of management’s recognition of revenue based on when each performance obligation will be satisfied in conformity with the Company’s accounting policies.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Montreal, Canada

March 28, 2022

4

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aeterna Zentaris Inc. and its subsidiaries (together, the Company) as of December 31, 2020, and the related consolidated statements of changes in shareholders’ equity (deficiency), comprehensive loss and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 24, 2021

We served as the Company’s auditor from 1993 to 2021.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J

0B2 T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

5

Aeterna Zentaris Inc.

Consolidated Statements of Financial Position

(in thousands of US dollars)

	December 31, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 6)	65,300	24,271
Trade and other receivables (note 7)	1,314	1,681
Inventory (note 8)	73	21
Income taxes receivable (note 22)	2,361	601
Prepaid expenses and other current assets (note 9)	1,772	1,040
Total current assets	70,820	27,614
Restricted cash equivalents (note 10)	335	338
Property, plant and equipment (note 11)	42	22
Right of use assets (note 12)	150	157
Identifiable intangible assets (note 13)	625	59
Goodwill (note 14)	8,130	8,815
Total assets	80,102	37,005
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 15)	2,672	2,199
Current portion of provisions (note 16)	34	92
Income taxes payable (note 22)	115	123
Current portion of deferred revenues (note 5)	4,815	2,193
Current portion of lease liabilities (note 17)	130	135
Total current liabilities	7,766	4,742
Deferred revenues (note 5)	1,493	3,289
Deferred gain (note 13)	98	—
Lease liabilities (note 17)	31	49
Employee future benefits (note 18)	17,485	15,435
Provisions (note 16)	243	279
Total liabilities	27,116	23,794
SHAREHOLDERS’ EQUITY
Share capital (note 19)	293,410	235,008
Warrants (note 19)	5,085	12,402
Other capital (note 19)	89,788	89,505
Deficit	(334,619)	(322,659)
Accumulated other comprehensive loss	(678)	(1,045)
Total shareholders’ equity	52,986	13,211
Total liabilities and shareholders’ equity	80,102	37,005

Commitments and contingencies (note 27)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert Chair of the Board	Dennis Turpin Director

6

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(in thousands of US dollars, except share data)

	Common shares	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
	(number of)[1]	$	$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	—	89,342	(309,781)	11	1,907
Net loss	—	—	—	—	(6,042)	—	(6,042)
Other comprehensive loss:			—
Foreign currency translation adjustments	—	—	—	—	—	83	83
Actuarial loss on defined benefit plans (note 18)	—	—	—	—	(1,068)	—	(1,068)
Comprehensive loss	—	—	—	—	(7,110)	83	(7,027)
Share issuance from the exercise of warrants, stock options and deferred share units	228,750	906	—	(329)	—	—	577
Issuance of common shares and warrants, net (note 19)	3,325,000	1,287	—	—	—	—	1,287
Share-based compensation costs	—	—	—	793	—	—	793
Balance - December 31, 2019	19,994,510	224,528	—	89,806	(316,891)	94	(2,463)
Net loss	—	—	—	—	(5,118)	—	(5,118)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(1,139)	(1,139)
Actuarial loss on defined benefit plan (note 18)	—	—	—	—	(650)	—	(650)
Comprehensive loss	—	—	—	—	(5,768)	(1,139)	(6,907)
Reclassification of warrants to equity (note 19)	—	—	7,377	—	—	—	7,377
Issuance of common shares and warrants, net of transaction costs (note 19)	42,684,103	10,480	5,025	(362)	—	—	15,143
Share-based compensation costs (note 19)	—	—	—	61	—	—	61
Balance - December 31, 2020	62,678,613	235,008	12,402	89,505	(322,659)	(1,045)	13,211
Net loss	—	—	—	—	(8,368)	—	(8,368)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	367	367
Actuarial loss on defined benefit plan (note 18)	—	—	—	—	(3,592)	—	(3,592)
Comprehensive loss	—	—	—	—	(11,960)	367	(11,593)
Issuance of common shares and warrants, net of transaction costs (note 19)	23,586,207	29,082	1,897	—	—	—	30,979
Exercise of warrants (note 19)	35,111,187	29,833	(9,746)	—	—	—	20,087
Transfer of warrant issuance costs upon exercise of warrants (note 19)	—	(532)	532	—	—	—	—
Exercise of deferred share units (note 19)	21,000	19	—	(28)	—	—	(9)
Share-based compensation costs (note 19)	—	—	—	311	—	—	311
Balance - December 31, 2021	121,397,007	293,410	5,085	89,788	(334,619)	(678)	52,986

[1]	Issued and paid in full.

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.

Consolidated Statements of Comprehensive Loss

(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2021	2020	2019
	$	$	$
Revenues (notes 5 and 25)
License fees	1,670	911	74
Development services	3,337	—	—
Product sales	—	2,370	129
Royalties	68	67	45
Supply chain revenue	185	304	284
Total revenues	5,260	3,652	532
Operating expenses (note 20)
Cost of sales	90	2,317	410
Research and development expenses	6,574	1,506	1,837
General and administrative expenses	5,916	4,759	6,615
Selling expenses	1,351	1,134	1,214
Restructuring costs	—	—	507
Impairment of right of use asset	—	—	22
Gain on modification of building lease (notes 12 and 17)	—	(219)	—
(Reversal) impairment of other asset	—	(139)	169
Total operating expenses	13,931	9,358	10,774
Loss from operations	(8,671)	(5,706)	(10,242)
Gains due to changes in foreign currency exchange rates	215	572	87
Change in fair value of warrant liability	—	1,147	4,518
Other finance costs	(21)	(736)	(593)
Net finance income	194	983	4,012
Loss before income taxes	(8,477)	(4,723)	(6,230)
Income tax recovery (expense) (note 22)	109	(395)	188
Net loss	(8,368)	(5,118)	(6,042)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	367	(1,139)	83
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(3,592)	(650)	(1,068)
Comprehensive loss	(11,593)	(6,907)	(7,027)
Net loss per share (basic) (note 26)	(0.07)	(0.12)	(0.35)
Net loss per share (diluted) (note 26)	(0.07)	(0.12)	(0.35)
Weighted average number of shares outstanding (note 26)
Basic	114,924,497	41,083,163	17,494,472
Diluted	114,924,497	41,083,163	17,494,472

The accompanying notes are an integral part of these consolidated financial statements.

8

Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

(in thousands of US dollars, except share data)

	Years ended December 31,
	2021	2020	2019
	$	$	$
Cash flows from operating activities
Net loss	(8,368)	(5,118)	(6,042)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability	—	(1,147)	(4,518)
Transaction costs of warrants issued, expensed as finance cost	—	732	550
Provision for restructuring and other costs (note 16)	23	(383)	511
Impairment of right of use asset	—	—	22
(Reversal) impairment of other asset	—	(139)	169
Gain on modification of building lease (notes 12 and 17)	—	(219)	—
Depreciation and amortization (notes 11, 12 and 13)	145	232	315
Share-based compensation costs (note 19)	311	61	793
Employee future benefits (note 18)	161	217	262
Amortization of deferred revenues	(1,670)	1,257	(74)
Foreign exchange gain on items denominated in foreign currencies	(179)	(688)	(87)
(Gain) loss on disposal of property, plant and equipment (note 12)	(1)	(2)	10
Other non-cash items	95	133	(126)
Interest accretion on lease liabilities (note 17)	7	(19)	(66)
Payment of income taxes (note 22)	(1,605)	(1,448)	—
Changes in operating assets and liabilities (note 21)	2,500	2,402	(2,444)
Net cash used in operating activities	(8,581)	(4,129)	(10,725)
Cash flows from financing activities
Proceeds from issuance of common shares (note 19)	34,200	—	—
Proceeds from issuances of common shares and warrants (note 19)	—	23,500	4,988
Transaction costs	(3,221)	(2,767)	(795)
Proceeds from exercise of warrants, stock options and deferred share units	20,087	—	314
Proceeds on deferred gain (note 13)	98	—	—
Payments on lease liabilities (note 17)	(127)	(265)	(614)
Net cash provided by financing activities	51,037	20,468	3,893
Cash flows from investing activities
Proceeds for disposals of property, plant and equipment (note 11)	1	6	—
Purchase of intangible assets (note 13)	(609)	—	—
Purchase of property, plant and equipment (note 11)	(30)	—	—
(Decrease) increase in restricted cash equivalents	(20)	50	50
Net cash (used in) provided by investing activities	(658)	56	50
Effect of exchange rate changes on cash and cash equivalents	(769)	38	108
Net change in cash and cash equivalents	41,029	16,433	(6,674)
Cash and cash equivalents – beginning of year	24,271	7,838	14,512
Cash and cash equivalents – end of year (note 6)	65,300	24,271	7,838

The accompanying notes are an integral part of these consolidated financial statements.

9

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

1.	Business overview

Summary of business

Aeterna Zentaris (the “Company” or “Aeterna”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States (“US”) Food and Drug Administration (“FDA”) and European Medicines Agency-approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ is currently marketed in the US through a license agreement, as amended, between the Company and Novo Nordisk Health Care AG (“Novo”). The Company is also dedicated to the development of therapeutic assets and has recently taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across a number of indications with a focus on rare or orphan indications and with the potential for pediatric use.

COVID-19 impact

Coronavirus, or COVID-19, a contagious disease that was characterized by the World Health Organization as a pandemic in early 2020, continues to affect the global community.

The spread of COVID-19 may continue to impact our operations, including the potential interruption of our clinical trial activities and of our supply chain. For example, the rise in the Omicron variant in the COVID-19 pandemic has caused delays in site initiation and patient enrollment in our Phase 3 DETECT clinical trial for diagnostic use in childhood-onset growth hormone deficiency. Additionally, sales activities for Macrilen™ in the US may be impacted due to delays of diagnostic activities on AGHD in the US. Further, the COVID-19 pandemic may also cause some patients to be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results on a timely basis and could delay our ability to obtain regulatory approval and commercialize our product candidates. Management will continue to monitor and assess the impact of the pandemic on its judgments, estimates, accounting policies and amounts recognized in these consolidated financial statements. As of December 31, 2021, the Company assessed the possible impacts of COVID-19 on its consolidated financial results. The Company has evaluated its financial assets, property, plant and equipment, intangible assets, and goodwill for impairment and no changes from the carrying amount were required in the reporting period.

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries. The Company and its subsidiaries are collectively referred to as the “Group”. Aeterna Zentaris Inc. is the ultimate parent company of the Group. The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the US.

The registered office of the Company is located at 222 Bay Street, Suite 3000, P.O. Box 53, Toronto, Ontario M5K 1E7, Canada.

The Company’s common shares are listed on both the Toronto Stock Exchange and on the NASDAQ Capital Market.

10

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Basis of presentation

(a) Statement of compliance

These consolidated financial statements as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Company’s Board of Directors, subject to confirmation by the Audit Committee of the Board of Directors, which confirmation was received on March 28, 2022.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 3 - Critical accounting estimates and judgments. Certain comparative figures for the year ended December 31, 2020 were reclassified to conform to the presentation adopted for December 31, 2021.

(b) Basis of measurement

The consolidated financial statements have been prepared under a historical cost convention.

(c) Principles of consolidation

These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.

(d) Foreign currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”) which is the US dollar for the Company and its US subsidiary, Aeterna Zentaris, Inc., and the Euro (“EUR” or “€”) for its German subsidiaries.

Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss within shareholders’ equity (deficiency).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statements of comprehensive loss.

2.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by all Group entities.

11

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. The Company’s policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is written down at the time of production and recorded as research and development (“R&D”) costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory.

Restricted cash equivalents

Restricted cash equivalents are comprised of bank deposits, which are related to a guarantee for a long-term operating lease obligation, and for corporate credit card programs that cannot be used for current purposes.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% to 20%
Computer equipment	Straight-line	25% to 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Depreciation expense, which is recorded in the consolidated statement of comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.

Identifiable intangible assets and amortization

Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents, trademarks, in-licensed technology and rights to serialization equipment located at the Company’s third-party macimorelin manufacturer. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized beginning at the time at which the assets are available for use, on a straight-line basis over the assets’ estimated useful lives, which range from seven to 15 years for in-process R&D and patents and are ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.

12

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Contingent payments

The Company accounts for contingent variable payments for separately acquired intangible assets, such as in-licensed technology, under the cost accumulation approach. Contingent consideration is not considered on initial recognition of the asset but instead is added to the cost of the asset initially recorded, when incurred.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired, and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

Impairment of long-lived assets

Items of property, plant and equipment, right of use assets and identifiable intangible assets with finite lives that are subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Intangible assets that are not subject to amortization are tested when there are indications that their carrying value may not be recoverable, or, at a minimum, annually. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Items of property, plant and equipment and identifiable intangible assets with finite lives that have suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

13

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Goodwill is not subject to amortization, but instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds the CGU’s recoverable amount, which is the higher of fair value less costs to sell and the CGU’s value in use. Fair value less costs of disposal is determined based on the Company’s market capitalization, as well as relevant market data, such as control premiums, and other assumptions. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill, which are recorded in the consolidated statement of comprehensive loss, are not subsequently reversed.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, such as organizational restructuring, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.

Leases

At the inception of a contract, the Company assesses whether a contract is or contains a lease. A lease is a contract in which the right to control the use of an identified asset is granted for an agreed-upon period of time in exchange for consideration. The Company assesses whether a contract conveys the right to control the use of an identified asset when there is both the right to direct the use of the asset and obtain substantially all the economic benefits from that use. The Company recognizes a right of use asset and a lease liability at the lease commencement date.

The lease liability is initially measured at the present value of the non-cancellable lease payments over the lease term and discounted at the rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate, or the rate that Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions, is used. Lease payments include fixed payments and such variable payments that depend on an index or a rate less any lease incentives receivable.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use asset, with any difference recorded in the statement of comprehensive loss.

Right of use assets are measured at cost, which comprises the initial lease liability, lease payments made at or before the lease commencement date, initial direct costs and restoration obligations, less lease incentives. Right of use assets are subsequently measured at amortized cost. The assets are depreciated over the shorter of the assets’ useful life and the lease terms on a straight-line basis, less any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company accounts for a lease modification as a separate lease if both of the following conditions exist: (a) the modification increases the scope of the lease by adding the right to use one or more underlying assets; and (b) the consideration for the lease increases by an amount equivalent to the standalone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract. Where the Company accounts for a lease modification as a new lease, the separate lease is accounted for in the same way as a new lease, as described above.

Where the Company does not account for a lease modification as a separate lease, the lease liability is remeasured by: (a) decreasing the carrying amount of the right of use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope of the lease, with any gain or loss relating to the partial or full termination of the lease recorded in the consolidated statement of comprehensive loss; or (b) making a corresponding adjustment to the right of use asset for all other lease modifications.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of comprehensive loss.

Employee benefits

Salaries and other short-term benefits

Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive loss over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

Post-employment benefits

AEZS Germany provides unfunded and partially funded defined benefit multi-employer pension plans, namely the DUPK pension plan and the RUK 1990 and 2006 pension plans, (the “Pension Benefit Plans”) and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The Company also provides a defined contribution plans to some of its employees.

For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation.

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive loss in subsequent periods.

For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive loss as incurred–namely, over the period that the related employee service is rendered.

Termination benefits

Termination benefits are recognized in the consolidated statement of comprehensive loss when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

15

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss (“FVTPL”); financial liabilities at FVTPL; financial assets at amortized cost; financial liabilities at amortized cost and financial assets at fair value through other comprehensive income (“FVTOCI”).

Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value, and transaction costs directly attributable to issuing the financial assets are expensed in the statement of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of comprehensive loss in the period in which they arise. As of December 31, 2021 and 2020, the Company did not have any financial assets at FVTPL.

Financial liabilities at FVTPL: These financial liabilities are initially recognized at fair value, and transaction costs directly attributable to issuing the financial liabilities are expensed in the statement of comprehensive loss. Financial liabilities that are required to be measured at FVTPL are re-measured at each reporting date, with changes in fair value reported in the statement of comprehensive loss. As of December 31, 2021 and 2020, the Company did not have any financial liabilities at FVTPL.

Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. Financial assets at amortized cost are classified as current or non-current based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost, less any impairment.

Financial liabilities at amortized cost: Financial liabilities classified as amortized cost are initially recognized at fair value, less directly attributable transaction costs. After initial recognition, costs are subsequently measured at amortized cost using the effective interest rate method with interest expense recognized on an effective yield basis. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Interest accretion is recorded in interest expense in the consolidated statement of comprehensive loss.

Financial assets at FVTOCI: Investments in equity instruments at FVTOCI are initially recognized at fair value, plus incremental transaction costs. Subsequently, financial assets at FVTOCI are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive loss in the period in which those gains or losses arise. As of December 31, 2021 and 2020, the Company did not have any financial assets at FVTOCI.

Impairment of financial assets at amortized cost: The Company applies the simplified approach on trade receivables, which allows for the use of a lifetime expected credit loss (“ECL”) provision considering the probability of default over the expected life of the financial asset. The 12-month ECL only considers default events that are possible within the year following the reporting date. The Company uses a provision matrix to calculate ECLs for trade receivables. The provision matrix is initially based on the Company’s historical observed default rates and is subsequently evaluated and updated based on new and forward-looking information.

Share capital

Common shares are classified as equity. Incremental costs that are directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a warrant, exercisable in order to purchase a common share or fraction thereof) and the Company does not have the unconditional right to avoid delivering cash to the holders in the future, proceeds received in connection with those offerings are allocated between share capital and warrants. Transaction costs in connection with such offerings are allocated to the liability and equity unit components in proportion to the allocation of proceeds.

Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a warrant, exercisable in order to purchase a common share or fraction thereof) and the warrants issued meet the fixed-for-fixed criteria, discussed below, proceeds received in connection with those offerings are allocated between share capital and warrants based on the relative fair value method. Transaction costs in connection with such offerings are allocated to share capital and warrant components within equity in proportion to the allocation of proceeds.

Warrants

Warrants are classified as liabilities when the Company does not have the unconditional right to avoid delivering cash to the holders in the future, or when they can be settled with a variable number of common shares. Each of the Company’s warrants contains a written put option, arising upon the occurrence of a fundamental transaction, as that term is defined in the warrants, including a change of control.

The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the warrants are expensed as incurred. Fair value of such warrants is determined at the issue date using the Black-Scholes option pricing model.

The warrant liability is classified as non-current, unless the underlying warrants will expire or be settled within 12 months from the end of a given reporting period.

When issued warrants meet the fixed-for-fixed criteria under IAS 32, Financial Instruments, either upon initial issue or upon subsequent registration of the common shares underlying the warrants, the Company classifies such warrants as equity-settled. Such warrants are accounted for by using the relative fair value method whereby the total gross proceeds from the offering are allocated to each of common shares and warrants based on their relative fair values. Fair value of such warrants is determined at the issue date using the Black-Scholes option pricing model.

Share-based compensation costs

The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company. The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to other capital. Any consideration received by the Company in connection with the exercise of stock options is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

The Company grants deferred share units (“DSUs”) to members of its Board of Directors who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses in the consolidated statement of comprehensive loss. At the time of redemption, each DSU may be exchanged for one common share of the Company. Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Revenue recognition

The Company generates revenue from license and collaboration agreements with customers (license fees, milestone revenue, royalties), the provision of development services, the sale of certain active pharmaceutical ingredients (“API”) and semi-finished goods and finished goods, and from certain supply chain activities, which are comprised largely of oversight or supervisory support services related to stability studies or development activities carried out with respect to API batch production as specified in underlying contracts with customers.

The Company applies the provisions of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), a single, comprehensive set of criteria for revenue recognition. IFRS 15 applies to all contracts with customers except for contracts that are within the scope of other standards. IFRS 15 prescribes a five-step framework through which revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Goods and services that are determined not to be distinct are combined with other promised goods or services until a distinct bundle is identified. The Company allocates the transaction price (the amount of consideration to which the Company expects to be entitled in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied. The Company’s estimate of the transaction price for each contract includes all variable consideration to which the Company expects to be entitled, and that estimate is reassessed at the end of each reporting period. When two or more contracts are entered into with the same customer at or near the same time, the Company evaluates the contracts to determine whether the contracts should be accounted for as a single arrangement.

The transaction price is allocated among the performance obligations on a relative standalone selling price basis, and the applicable revenue recognition criteria are applied to each of the separate performance obligations. Standalone selling prices may be estimated via methods that include, but are not limited to, an adjusted market assessment approach, an expected cost-plus-margin approach or a residual approach. Determining the standalone selling price for performance obligations requires significant judgment.

The Company applies judgment in determining whether a combined performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, as estimates related to the measure of progress change, related revenue recognition is adjusted accordingly. Changes in the Company’s estimated measure of progress are accounted for on a cumulative catch-up basis as a change in accounting estimate and are recorded in the consolidated statement of comprehensive loss in the period of adjustment.

License fees

If the license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a license is distinct from the other promises, the Company considers whether the collaboration partner can benefit from the license for its intended purpose without the receipt of the remaining promises, whether the value of the license is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises and whether it is separately identifiable from the remaining promises. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation and whether the license is the predominant promise within the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue.

18

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Development services

Arrangements that include a promise for the Company to provide development services are assessed to determine whether the services are capable of being distinct, are not highly interdependent or do not significantly modify one another, and if so, the services are accounted for as a separate performance obligation as the services are provided to the customer. Otherwise, when development services are determined not to be capable of being distinct, such services are added to the performance obligation that includes the underlying license. For development services that are combined with other promises, the Company applies judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. The Company utilizes judgment to determine the appropriate method of measuring progress for purposes of recognizing revenue, which is generally an input measure such as costs incurred.

Milestone payments

At the inception of any contracts with a customer that includes milestone payments, which are oftentimes payable upon the successful achievement of development or regulatory events, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If the Company concludes it is highly probable that a significant revenue reversal will not occur, the associated milestone payment is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue when (or as) the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company reassesses the probability of achievement of milestones and any related constraints, and, if necessary, adjusts the estimate of the overall transaction price on a cumulative catch-up basis.

Royalty payments

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and when the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (a) when the related sales occur, or (b) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.

Product sales

The Company recognizes revenue from the sale of certain API and semi-finished goods, including MacrilenTM, upon delivery of such items to its customer.

19

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Supply chain revenue

Supply chain services are contracted with fixed fees and are provided over a period of time. The Company recognizes revenue on a straight-line basis over time as it best represents the pattern of performance of the services.

While providing services, the Company incurs certain direct costs for subcontractors and other expenses that are recoverable directly from its customers. The recoverable amounts of these direct costs are included in the Company’s operating expenses as the Company controls the services before they are transferred to the customer and acts as a principal in these arrangements.

Contract costs

The Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the costs are expected to be recovered, and any capitalized contract costs are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. As a practical expedient, the Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that it otherwise would have recognized is one year or less. To date, the Company has not incurred any incremental costs of obtaining a contract with a customer.

Contract modifications

Contract modifications are defined in IFRS 15 as changes in the scope or price (or both) of a contract that are approved by the parties to the contract, such as a contract amendment. Contract modifications exist when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract. Depending on facts and circumstances, the Company accounts for a contract modification in one of the following ways: (a) as a separate contract; (b) as a termination of the existing contract and a creation of a new contract; or (c) as a combination of the preceding treatments. A contract modification is accounted for as a separate contract if the scope of the contract increases because of the addition of promised goods or services that are distinct and the price of the contract increases by an amount of consideration that reflects the Company’s standalone selling prices of the additional promised goods or services. When a contract modification is not considered a separate contract and the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification, the Company accounts for the contract modification as a termination of the existing contract and a creation of a new contract. When a contract modification is not considered a separate contract and the remaining goods or services are not distinct, the Company accounts for the contract modification as an add-on to the existing contract and as an adjustment to revenue on a cumulative catch-up basis.

Income tax

Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive loss or directly in equity is also recognized directly in other comprehensive loss or directly in equity. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income.

20

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates, to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filing is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit.

Research and development expenses

Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet the criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.

Net loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and warrants. This method requires that diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

21

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

3.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

Accounting for a contract modification

The Novo Amendment, as defined and discussed in note 5 – License, supply and distribution arrangements, and which was determined to be a modification pursuant to the provisions of IFRS 15, required management to apply significant judgments, including: assessment of any increases to the scope of the license agreement; assessment of whether the remaining goods or services are distinct from goods or services transferred before the modification; and assessment as to whether a portion of the changes in the transaction price was attributable to the amount of variable consideration promised before the modification. Any changes in the judgments or assumptions applied to account for this agreement could have a significant impact on the Company’s revenue and deferred revenue.

License and collaboration arrangements with multiple elements

The Company enters into licensing and supply agreements related to the licensing, development, supply and distribution for macimorelin in various territories. Each agreement may contain specific terms or clauses that require careful analysis by management under IFRS 15 in order to ensure the appropriate accounting treatment is reached. The agreements may include non-refundable upfront payments and licensing fees, the provision of development services, pre- and post-commercialization milestone payments, royalties on future product sales derived from such license agreements, and supply arrangements. Management analyzes each agreement and applies significant judgment to determine whether contracts entered into at or near the same time should be accounted for as a single arrangement, whether all parts of the contract are scoped within IFRS 15, to identify all performance obligations, determine whether a performance obligation is distinct or should be combined with other promised goods and services, determine and allocate the transaction price on a relative stand-alone selling price basis, determine whether a combined performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. Any changes in the judgments or assumptions applied can give rise to a significant impact on the Company’s revenues and deferred revenues

Impairment of goodwill

The annual impairment assessment related to goodwill requires management to estimate the recoverable amount, which has been determined using fair value less cost of disposal. The Company has a single cash generating unit and reportable segment, and management monitors goodwill based on an overall entity basis. The carrying amount of its consolidated net assets is compared to its overall market capitalization less estimated cost of disposal. Based on this calculation, including a control premium, management determined that goodwill was not impaired. Future events could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

22

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Employee future benefits

The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation. Because the determination of the costs and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 18 - Employee future benefits.

Research and development accrual

As part of the process of preparing our financial statements, we are required to estimate accrued expenses including those pertaining to our research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrued or prepaid expense balance accordingly. Although the Company does not expect estimates to be materially different from amounts actually incurred, if those estimates of the status and timing of services performed differ from the actual status and timing of services performed, the Company may report amounts that are too high or too low in any particular period.

4.	Recent accounting pronouncements

IFRS Pronouncements issued but not yet effective

(a) IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating this guidance and the impacts that the amendments may have on the Company’s consolidated financial statements.

5.	License, supply and distribution arrangements

License and supply agreements for Macrilen™ - United States and Canada

On January 16, 2018, the Company, through AEZS Germany, entered into License Agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada, which provides for (i) a right to use license relating to the adult indication (the “Adult Indication”); (ii) a license for a future FDA-approved pediatric indication (the “Pediatric Indication”); (iii) the licensee to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA to be run by the Company with oversight from a joint steering committee (the “PIP”); and (iv) for an Interim Supply Arrangement. In January 2018, the Company received a cash payment of $24,000 from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the U.S. The Company is also entitled to receive a milestone payment of $5,000 upon FDA approval of the Pediatric Indication. Effective December 19, 2018, Strongbridge sold the entity which owned the License Agreement for the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo. In 2019, the Interim Supply Arrangement was concluded and Novo contracted AEZS Germany to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

23

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

On November 16, 2020, the Company, through AEZS Germany, entered into an amendment (the “Novo Amendment”) of its existing License Agreement with Novo related to the development and commercialization of macimorelin.

Under the Novo Amendment, Aeterna continues to retain all rights to macimorelin outside of the U.S. and Canada but Novo agreed to make an upfront payment to Aeterna of $6,109 (€5,000), which the Company received in December 2020. Under the Novo Amendment, the royalty payment Aeterna receives on sales in the U.S. and Canada was reduced from 15% to 8.5% for annual net sales up to U.S.$40 million and returns to 15% or more for annual net sales of macimorelin over U.S.$40 million. Additionally, the $5,000 variable payment owing to Aeterna by Novo, upon FDA approval of the pediatric indication, was waived. Under the Novo Amendment, Novo and Aeterna agreed that solely Aeterna will conduct the pivotal Study P02 in partnership with a contract research organization (“CRO”). Given the transfer of development activities to Aeterna, the percentage of Study P02 clinical trial costs that Novo is required to reimburse to Aeterna was adjusted from 70% to 100% of costs up to €9,000 (approximately $10,980). Any additional external jointly approved Study P02 trial costs incurred over €9,000 will be shared equally between Novo and Aeterna. In addition, certain changes to rights and responsibilities of the joint steering committee were made.

Under the amended terms, Novo was also granted co-ownership of the U.S. and Canadian patents and trademarks owned by Aeterna on macimorelin but will be required to transfer co-ownership in those patents back to Aeterna on the occurrence of certain termination events.

Management has determined that the modification that grants co-ownership of the U.S. and Canadian patents and trademarks that were previously licensed by the Company to Novo is not a distinct performance obligation as the related benefits are highly interdependent and interrelated with the licensed indications granted under the existing license contract prior to the modification.

In addition, upon regulatory approval of macimorelin in the U.S. for the diagnosis of CGHD, if Novo determines not to commercialize macimorelin in Canada, then Aeterna has the option to exclusively license rights to macimorelin in Canada (but not in U.S.) to a third party. The Amendment also confirms that Aeterna has the right to use the results from Study P02, if successful, to support Aeterna seeking regulatory approval and ongoing efforts to seek partnering opportunities for macimorelin in other regions outside of the two countries licensed to Novo, the U.S. and Canada.

Analysis prior to modification

At contract inception, upon analysis of the total discounted cash flows of both the $24,000 payment and the $5,000 payment upon FDA approval of the Pediatric Indication, the Company determined that 84% of the future revenue streams would be derived from the Adult Indication and 16% from the Pediatric Indication. On a relative fair value basis, the Company had allocated the transaction price to the performance obligations resulting in $23,600 being allocated to the Adult Indication and being recognized as license fee revenue in the consolidated statement of comprehensive loss for the year ended, December 31, 2018, and $400 being allocated to the Pediatric Indication, which was recognized as deferred revenue on the consolidated statement of financial position and amortized on a straight-line basis beginning January 2018, over a period of 5.4 years, into the consolidated statements of comprehensive loss.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Under the License Agreement, the Company considered the funding arrangement under the PIP to be a collaboration arrangement under IFRS 11 and has accounted for the invoicing as a reduction of costs incurred. During 2020, the Company invoiced its licensee $1,099 (2019 - $979) as its share of the costs incurred by the Company.

Analysis post modification

On November 16, 2020, the Company announced that it had entered into the Novo Amendment of its existing License Agreement and received an upfront payment of $6,109 (€5,000) in December 2020. Management determined that the remaining performance obligation under the contract which provides the customer with the license of a future FDA approved Pediatric Indication is a distinct performance obligation before and after the modification. Accordingly, the Company accounted for the modification to the License Agreement as an adjustment to the existing License Agreement with Novo, on a prospective basis. The portion of the changes in the transaction price that was attributable to the change in royalty rate was allocated to both the Adult Indication and the Pediatric Indication. Based on the change in future royalty rates, the Company determined that $550 of the additional upfront payment should be allocated to the Adult Indication. Accordingly, the Company allocated $550 (€470) to the Adult Indication which was recognized in revenues for the year ended December 31, 2020 and deferred $5,559 (€4,530).

As required per IFRS 11, given changes in facts and circumstances with respect to the development activities associated with the pediatric indication—namely, the substantive changes to rights and responsibilities granted to Novo pursuant to the Novo Amendment—management reassessed whether the classification of those activities should change. Management concluded that the parties to the Novo Amendment no longer share joint control of the related activities. As such, the Pediatric Indication development activities are no longer accounted for under IFRS 11, and the incremental performance obligation associated with the Pediatric Indication development services has been combined with the pediatric license for revenue recognition purposes. No other additional performance obligations were identified in the Novo Amendment.

Based on the preceding analysis, management determined that the total modified transaction price was $5,754 (€4.7 million), which is comprised of $195 (€0.2 million) pre-Novo Amendment unamortized pediatric license fee and $5,559 (€4.5 million) post-Novo Amendment Pediatric Indication and has been allocated to the remaining combined performance obligation. Revenue associated with this performance obligation is being recognized as pediatric development services using a cost-to-cost measure of progress method. The transfer of control to Novo occurs over time, and as such, in management’s judgment, this input method is the best measure of progress towards satisfying the performance obligation and reflects a faithful depiction of the transfer of goods and services. As of December 31, 2021, management expects that the remaining performance obligation will be recognized through December 31, 2022. Management reevaluates the transaction price at the end of each reporting period or as changes in circumstances occur and adjusts the transaction price and the timing of recognition thereof as necessary.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Supply Chain Arrangement

The Company agreed, in the Interim Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Novo would be able to procure those same goods with other suppliers. In November 2019, Novo contracted with AEZS Germany, to provide supply chain services including provision of supervision of stability studies (support services) as well as API batch production and delivery of certain API and semi-finished goods.

License and supply agreements for macimorelin - European Union and United Kingdom

Background

On December 7, 2020, the Company entered into an exclusive licensing agreement with Consilient Health Limited (“CH”) for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom (the “CH License Agreement”).

Under the terms of the CH License Agreement, CH agreed to make a non-refundable, non-creditable upfront payment to the Company of $1,209 (€1.0 million), which the Company received in January 2021. The Company also is eligible to receive additional consideration, including regulatory milestones related to agreed-upon pricing and reimbursement parameters; net sales milestones; and royalties, ranging from 10%-20% of net sales of macimorelin, subject to reduction in certain cases, or sublicense income recorded by CH. Also on December 7, 2020, the Company and CH entered into an exclusive supply agreement, pursuant to which the Company agreed to provide the Licensed Product to CH, with such Licensed Product to be manufactured by third-party manufacturers for a period of ten years, subject to renewal (the “CH Supply Agreement”).

The total transaction price associated with the CH Agreement is $1,209 (€1.0 million), which consists of the non-refundable, non-creditable upfront payment, discussed above. At the inception of the contract, all other contractual consideration to which the Company may be entitled represents variable consideration, including the regulatory milestones, which were determined to be zero, based on management’s estimate of the most likely amount, given that the achievement of the underlying milestones is uncertain and highly susceptible to factors outside of the Company’s control.

The Company allocated the transaction price to the two combined performance obligation of the license agreement and the supply agreement for the adult and pediatric indication, using the application of an adjusted market assessment approach. Revenue will be recognized over time using an outputs method based on units of Licensed Product supplied to CH. The total units that the Company expects to supply to CH pursuant to the CH Agreement is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgment that will be relied upon when using the outputs method to recognize revenue.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

In December 2021, the Department of Health and Social Care in the United Kingdom approved a list price which triggered a $226 (€0.2 million) pricing milestone payment, which was allocated to the Adult license performance obligation and deferred to the consolidated statement of financial position.

The aggregate amount of the transaction price allocated to the Company’s unsatisfied or partially unsatisfied performance obligations under the CH Agreement was $1,358 (€1.2 million) as of December 31, 2021. The Company expects to recognize the balance of the relevant deferred revenue over the remaining period of ten years, subject to extension based on the outcome of the ongoing clinical development related to the Pediatric Indication and related patent application initiatives.

For the year ended December 31, 2021, the Company recognized $nil as license fee revenue associated with the CH Agreement.

License and supply agreements for macimorelin - Korea

The Company and NK Meditech Limited (“NK”) entered into a licensing agreement, effective November 30, 2021 and pursuant to which the Company granted to NK the exclusive right to commercialize (including marketing, selling and offering to sell) macimorelin in the Republic of Korea (the “ROK”) and as applicable, in the Democratic People’s Republic of Korea (“DPRK”) to the extent NK is allowed to use the aforementioned licensed rights in the latter (“NK License Agreement”).

Under the terms of the NK License Agreement, NK agreed to make a non-refundable, non-creditable upfront payment to the Company of $136 (€0.1 million), which the Company received in December 2021. The Company also is eligible to receive additional consideration, including a regulatory milestone related to the approval of macimorelin in the Pediatric Indication in the ROK and/or DPRK. Additionally, NK has agreed to pay AEZS royalties of 12% of any sublicense income (i.e., royalties, upfront payments, license or option fees, lump sum payments, equity securities, milestone payments or other non-cash consideration) that may be received by NK from any future sublicensees (“Sublicense Income”).

Also, effective November 30, 2021, the Company and NK entered into an exclusive supply agreement, pursuant to which the Company agreed to provide macimorelin to NK for a period of ten years, subject to renewal (the “NK Supply Agreement”).

Management determined that the total transaction price associated with the NK License Agreement was $136 (€0.1 million), which consists of the upfront payment, discussed above, that was received by the Company in 2021. The Company allocated the $136 (€0.1 million) transaction price to the single combined performance using an outputs method based on units of macimorelin supplied to NK over a 10-year period.

Distribution agreement for macimorelin - Israel and the Palestinian Authority

In June 2020, the Company entered into an exclusive distribution and quality agreement with MegaPharm Ltd. (“MegaPharm”) for the commercialization in Israel and in the Palestinian Authority of MacrilenTM, to be used in the diagnosis of patients with adult growth hormone deficiency and in clinical development for the diagnosis of pediatric growth hormone deficiency (the “MegaPharm Agreement”). Under the terms of the MegaPharm Agreement, MegaPharm will be responsible for obtaining registration to market MacrilenTM in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. In June 2021 MegaPharm filed an application to the Ministry of Health of Israel for regulatory approval of macimorelin in Israel and, as of December 31, 2021, there have been no products supplied under this agreement.

Summary of revenue recognized, deferred revenue and contract asset balances associated with license, supply and distribution arrangements

The following table provides a summary of deferred revenue balances for the Novo Amendment, CH Agreement and NK License Agreement as of December 31:

	2021
	Current	Non-Current	Total
	$	$	$
Novo Amendment	4,791	23	4,814
CH Agreement	24	1,334	1,358
NK License Agreement	—	136	136
Total	4,815	1,493	6,308

	2020
	Current	Non-Current	Total
	$	$	$
Novo Amendment	2,193	3,289	5,482
Total	2,193	3,289	5,482

The following table provides a summary of revenue recognized for the Strongbridge agreement and Novo Amendment:

	Years ended December 31,
	2021	2020	2019
	$	$	$
License fee associated with the Strongbridge Agreement	—	68	74
License fee associated with the Novo Amendment (of which $1,670 (2020 - $264 and 2019 - $nil) in deferred revenue was recognized)	1,670	843	—
Development services associated with Novo Amendment	3,337	—	—
Product sales associated with Novo Supply Agreement (of which $nil (2020 - $852 and 2019 - $nil) in deferred revenue was recognized for prepayments received from Novo)	—	2,370	129
Royalties associated with the Strongbridge Agreement	—	56	45
Royalties associated with the Novo Amendment	68	11	—
Supply chain revenue associated with the Novo Supply Agreement (of which $nil (2020 - $67 and 2019 - $nil) in deferred revenue was recognized upon sale of Macrilen™ to Novo)	185	304	284
Total	5,260	3,652	532

As of December 31, 2021, the Company had $132 in contract assets associated with the Novo Amendment which is presented in other receivables in the Company’s consolidated statement of financial position (note 7).

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

6.	Cash and cash equivalents

	December 31,
	2021	2020
	$	$
Cash on hand and balances with banks	55,600	23,920
Interest-bearing deposits with maturities of three months or less	9,700	351
	65,300	24,271

7.	Trade and other receivables

	December 31,
	2021	2020
	$	$
Trade accounts receivable (net of expected credit losses of $55 (2020 - $55))	877	1,190
Value added tax	372	468
Other receivables	65	23
	1,314	1,681

See also note 24 - Financial instruments and financial risk management for discussion of credit losses.

8.	Inventory

	December 31,
	2021	2020
	$	$
Work in process	73	21
	73	21

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company recognized $nil of inventory costs and $nil as impairment in inventory in the consolidated statement of comprehensive loss for the year ended December 31, 2021 (2020 - $1,980 and $131, respectively and 2019 - $101 and $106, respectively).

9.	Prepaid expenses and other current assets

	December 31,
	2021	2020
	$	$
Prepaid insurance	421	1,021
Prepaid research and development	1,329	—
Other	22	19
	1,772	1,040

10.	Restricted cash equivalents

The Company had restricted cash equivalents amounting to $335 at December 31, 2021 (2020 - $338). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

11.	Property, plant and equipment

Components of the Company’s property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2020	422	7	314	34	777
Disposals / Retirements	(245)	(7)	(3)	(38)	(293)
Impact of foreign exchange rate changes	38	—	24	4	66
At December 31, 2020	215	—	335	—	550
Additions	6	—	24	—	30
Disposals / Retirements	(5)	—	(69)	—	(74)
Impact of foreign exchange rate changes	(17)	—	(22)	—	(39)
At December 31, 2021	199	—	268	—	467

	Accumulated Depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2020	400	7	307	28	742
Disposals / Retirements	(247)	(7)	(3)	(38)	(295)
Depreciation expense	6	—	3	—	9
Impact of foreign exchange rate changes	40	—	22	10	72
At December 31, 2020	199	—	329	—	528
Disposals / Retirements	(5)	—	(69)	—	(74)
Depreciation expense	4	—	5	—	9
Impact of foreign exchange rate changes	(17)	—	(21)	—	(38)
At December 31, 2021	181	—	244	—	425

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2020	16	—	6	—	22
At December 31, 2021	18	—	24	—	42

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

12.	Right of use assets

	Building	Vehicles and equipment	Total
	$	$	$
Cost
At January 1, 2020	757	106	863
Modification of building lease	(259)	—	(259)
Additions	—	7	7
Disposals	—	(21)	(21)
Impact of foreign exchange rate changes	48	2	50
At December 31, 2020	546	94	640
Additions	16	—	16
Modification of building lease	109	—	109
Impact of foreign exchange rate changes	(48)	(7)	(55)
At December 31, 2021	623	87	710

	Building	Vehicles and equipment	Total
	$	$	$
Accumulated Depreciation
At January 1, 2020	242	39	281
Disposals	—	(21)	(21)
Depreciation	180	23	203
Impact of foreign exchange rate changes	15	5	20
At December 31, 2020	437	46	483
Depreciation	94	26	120
Impact of foreign exchange rate changes	(38)	(5)	(43)
At December 31, 2021	493	67	560

	Building	Vehicles and equipment	Total
	$	$	$
Carrying amount
As of December 31, 2020	109	48	157
As of December 31, 2021	130	20	150

Effective August 25, 2021, the Company and its landlord mutually agreed to a one-year extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2023, resulting in a modification being recorded to the building right of use asset in the amount of $109. Upon the renegotiation of the building lease agreement completed on April 30, 2020, a modification was recorded to the building right of use asset in the amount of $259, representing the reduction in the square footage leased from the landlord. Also see note 17 - Lease liabilities.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

13.	Identifiable intangible assets

Changes in the carrying value of the Company’s identifiable intangible assets are summarized below.

	Year ended December 31, 2021			Year ended December 31, 2020
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	35,020	(34,961)	59	31,422	(31,382)	40
Additions	609	—	609	34	—	34
Amortization expense	—	(16)	(16)	—	(20)	(20)
Impact of foreign exchange rate changes	(3,218)	3,191	(27)	3,564	(3,559)	5
Balances – End of the year	32,411	(31,786)	625	35,020	(34,961)	59

During 2021, the Company recorded additions of $609, for separately identified intangibles related to upfront payments under certain license agreements with the University of Wuerzburg €400 ($471) and the University of Sheffield £100 ($138). These intangible assets were not subject to amortization in the year ended December 31, 2021 as they are not ready for their intended use. Amortization of intangible assets with finite lives of $16 (2020 - $20 and 2019 - $20) is presented in research and development expenses.

Cetrotide

On August 10, 2021, the Company entered into a trademark maintenance and assignment option agreement with ARES Trading SA, a subsidiary of Merck KGaA (“Merck”), with respect to the trademarks owned by the Company on Cetrotide® (cetrorelix acetate for injection), a luteinizing hormone-releasing hormone antagonist approved for therapeutic use as part of in vitro fertilization programs in women undergoing infertility treatment (the “Cetrotide Agreement”). The Company had transferred all Cetrotide activities to Merck in 2013 via a license and supply agreement (“LSA”).

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Pursuant to the Cetrotide Agreement, the Company has granted to Merck the exclusive option to acquire any and all rights in the Cetrotide trademarks at the end of the term of the LSA (the “Option”), which currently is May 2029 (the “Transfer Date”), when, as agreed, the Company will convey and assign to Merck all rights and interest in, as well as title to, the Cetrotide trademarks. The transfer of the trademarks on the Transfer Date shall constitute a sale, after which the Company will no longer have any ownership in or obligations related to the Cetrotide trademarks.

As consideration for having been granted the Option, Merck has agreed to pay the Company a total of $566 (€0.5 million) a portion of which is to be calculated as a reimbursement of all internal and external trademark fees incurred by the Company for all years beginning with 2019 until the Transfer Date. If the Company is not able to transfer the trademarks to Merck on the Transfer Date, all consideration paid by Merck to the Company through the Transfer Date shall be refunded to Merck, and all rights associated with the Trademarks shall revert back to the Company.

The carrying value of the trademarks underlying Cetrotide is $nil and the Company received proceeds of $98 through December 31, 2021. Any proceeds that are received pursuant to the Cetrotide Agreement have been or will be recorded as a deferred gain in the Company’s consolidated statement of financial position. The Company will recognize the entirety of the gain on the Transfer Date to the extent that the transfer is successful.

14.	Goodwill

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
Balances at January 1, 2020	8,050	—	8,050
Impact of foreign exchange rate changes	765	—	765
Balances at December 31, 2020	8,815	—	8,815
Impact of foreign exchange rate changes	(685)	—	(685)
Balances at December 31, 2021	8,130	—	8,130

Management’s evaluation of impairment in goodwill is based on fair value less costs of disposal based on the Company’s market capitalization at December 31, 2021, including a control premium, less estimated cost of disposal of approximately $1,774. There was no impairment assessed at December 31, 2021.

15.	Payables and accrued liabilities

	December 31,
	2021	2020
	$	$
Trade accounts payable	934	1,187
Accrued research and development costs	531	23
Salaries, employment taxes and benefits	596	474
Other accrued liabilities	611	515
	2,672	2,199

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

16.	Provisions

	Cetrotide onerous contracts	German restructuring: severance	Total
	$	$	$
Balance at January 1, 2020	396	330	726
Utilization of provision	(93)	(323)	(416)
Change in the provision	33	—	33
Unwinding of discount and impact of foreign exchange rate changes	35	(7)	28
Balance at December 31, 2020	371	—	371
Utilization of provision	(90)	—	(90)
Change in the provision	23	—	23
Unwinding of discount and impact of foreign exchange rate changes	(27)	—	(27)
Balance at December 31, 2021	277	—	277
Less: current portion	34	—	34
Non-current portion	243	—	243

In 2013, the Company recognized a provision for certain non-cancellable contracts related to the Cetrotide activities, discussed in note 13 – Identifiable intangible assets, that were deemed onerous. The provisions for onerous contracts represent the present value of estimated unavoidable future royalty and patent costs associated with the intellectual property underlying Cetrotide.

On June 6, 2019, the Company announced that it was reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities. This restructuring was completed on January 31, 2020.

17.	Lease liabilities

	Years Ended December 31,
	2021	2020
	$	$
Balance – Beginning of period	184	903
Additions	15	7
Interest paid as charged to comprehensive loss as other finance costs	(7)	(19)
Payment against lease liabilities	(127)	(265)
Modification of lease liability	103	(463)
Impact of foreign exchange rate changes	(7)	21
Balance – End of period	161	184
Current lease liabilities	130	135
Non-current lease liabilities	31	49

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and retained one sub-lessee until April 30, 2021. On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020. Concurrent with this termination, the Company was able to renegotiate a further reduction in leased square footage with the landlord, which resulted in a lease modification and a resulting gain of $34 which was recorded in the consolidated statement of comprehensive loss. Effective August 25, 2021, the Company and its landlord mutually agreed to a one-year extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2023, resulting in a lease modification and a resulting gain of $nil (2020 - $34) which was recorded in the consolidated statement of comprehensive loss.

Future lease payments as of December 31, 2021 are as follows:

$
Less than 1 year	130
1 – 3 years	31
Total	161

18.	Employee future benefits

AEZS Germany provides unfunded and partially funded defined benefit multi-employer pension plans, namely the DUPK pension plan and the RUK 1990 and 2006 pension plans, (the “Pension Benefit Plans”) and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The Company also provides a defined contribution plans to some of its employees.

The Pension Benefit Plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the member’s length of service and on the member’s base salary in the final years leading up to retirement. Current pensions vary in accordance with applicable statutory requirements, which foresee an adjustment every three years on an individual basis that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. Generally, the Company has not authorized actual pension increases, given the economic situation of the Company, and any legally required increases have been funded from the related pension surpluses. In 2020, the Company became responsible for pension increases for one of its Pension Benefit Plans and, in 2021, the Company became additionally responsible for pension increases for two of its Pension Benefit Plans.

An increase may be denied by the Company if the Company’s financial situation does not allow for an increase in pensions. As most German pension plans grant lifelong pension benefits, rising life expectancy could increase the Company’s benefit obligation. These plans are fully or partially unfunded and the Company meets benefit payment obligations as they fall due.

In the past, certain Pension Benefit Plans were accounted for as defined contribution plans as sufficient information was not available for the Company to account for its proportionate share of the defined benefit obligation, plan assets and cost associated with such Pension Benefit Plans. During 2021, additional information became available to the Company, which began to account for its proportionate share of the defined benefit obligation and plan assets amounting to $16,137 and $11,963, respectively, which amounts were recorded through other comprehensive income.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The change in the Company’s accrued benefit obligations associated with the Employee future obligation is summarized for the year ended December 31, 2021:

	Pension Benefit Plans	Other benefit plan	Total
	$	$	$
Change in benefit obligation:
Balances – Beginning of the year	15,341	94	15,435
Current service cost	60	5	65
Interest cost	87	1	88
Actuarial loss (gain) arising from changes in financial assumptions	(1,138)	8	(1,130)
Past service cost associated with multi-employer plan	16,137	—	16,137
Actuarial loss arising from change in current assumptions on funding of future pension increases	556	—	556
Benefits paid	(509)	(2)	(511)
Impact of foreign exchange rate changes	(1,221)	(7)	(1,228)
Balances – End of the year	29,313	99	29,412
Obligation is attributable to:
Active members	4,242	99	4,341
Vested terminees	13,799	—	13,799
Retirees	11,272	—	11,272
	29,313	99	29,412
Change in plan assets
Balances – Beginning of the year	—	—	—
Presentation of plan assets as of December 31, 2021	11,963	—	11,963
Impact of foreign exchange rate changes	(36)	—	(36)
Balances – End of the year	11,927	—	11,927

Net liability of the unfunded plans	12,650	99	12,749
Net liability of the funded plans	4,736	—	4,736
Net amount recognized as Employee future benefits	17,386	99	17,485

Amounts recognized:
In net loss	(147)	(6)	(153)
In other comprehensive (loss)	2,407	1	2,408

35

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The cumulative amount of actuarial net losses recognized in other comprehensive loss as of December 31, 2021 is $9,385 ($5,793 as of December 31, 2020 and $5,143 as of December 31, 2019).

The change in the Company’s accrued benefit obligations associated with the Employee future benefits is summarized for the years ended December 31, 2020 and 2019:

	Pension Benefit Plans Years ended December 31,		Other benefit plans Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Balances – Beginning of the year	13,704	13,100	84	105
Current service cost	50	41	4	8
Interest cost	162	239	1	2
Actuarial loss (gain) arising from changes in financial assumptions	650	1,068	1	(28)
Benefits paid	(529)	(483)	(3)	—
Impact of foreign exchange rate changes	1,304	(261)	7	(3)
Balances – End of the year	15,341	13,704	94	84
Amounts recognized:
In net loss	(212)	(280)	(6)	18
In other comprehensive loss	(1,954)	(807)	(7)	3

The Company’s proportionate share of the multi-employer pension plan assets as of December 31, 2021 is as follows:

$
Quoted equities (Level 1)	826
Quoted bonds (Level 1)	7,445
Cash (Level 1)	67
Real estate (Level 3)	2,207
Other (Level 3)	1,382
Total	11,927

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension Benefit Plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2021	2020	2019	2021	2020	2019
	%	%	%	%	%	%
Discount rate	1.10	0.60	1.10	1.10	0.60	1.90
Pension benefits increase	0.50	0.50	1.50	0.50	0.50	1.50
Rate of compensation increase	2.50	2.00	2.00	2.50	2.00	2.00

During 2020, management expanded its assumptions of possible future compensation scenarios from its current three-year forecast to a thirty-year forecast and from using an expected average inflation rate to an expected inflation rate. Additionally, the Company included the potential claims of retirees within the thirty-year time horizon. The Company expects to invest in its R&D opportunities, which would not change its economic situation in the short term but, if successful, does allow for scenarios that such pension increases would be owing. Such potential future pension compensation obligations have been included in the revised forecast assumptions, at a rate of 0.50%, in addition to an expected inflation rate of 1.75%. These assumptions remain unchanged in 2021.

36

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2021	2020	2019
Retiring at the end of the reporting period:
Male	21	20	20
Female	24	24	24
Retiring 20 years after the end of the reporting period:
Male	28	28	28
Female	31	31	31

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as of December 31, 2021. The next actuarial reports are planned for December 31, 2022.

In accordance with the assumptions used as of December 31, 2021, undiscounted defined pension benefits expected to be paid are as follows:

Total $
2022	801
2023	823
2024	853
2025	868
2026	894
Thereafter	32,685
36,924

The weighted average duration of the defined benefit obligation is 16.0 years.

If variations in the following assumptions had occurred during 2021, the impact on the Company’s pension benefit obligation of $29,313 as of December 31, 2021 would have been as follows:

Assumption	Increase	Decrease

Change in discount rate of 0.25%	(1,252)	1,338
Change in salary rate of 0.25%	18	(18)
Change in pension rate assumption by 0.25%	905	(867)
Change mortality by one year	968	(974)

Total expenses for the defined benefit plan that the Company accounts for as a defined contribution plan amounted to approximately $45 for the year ended December 31, 2021 (2020 - $38 and 2019 - $54).

37

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

19.	Share capital, warrants and other capital

(a) Share capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

2021

During the year ended December 31, 2021, certain warrant holders exercised outstanding warrants to purchase 35,111,187 of our common shares for gross proceeds of approximately $20.1 million (such exercises, the “2021 Warrant Exercises”).

On February 19, 2021, the Company completed an underwritten public offering of 20,509,746 common shares at $1.45 per common share, resulting in aggregate gross proceeds of $29,739, less underwriting discounts, commissions and offering expenses of $2,837 (the “February 2021 Financing”). The Company also granted to the underwriter and placement agent (the “Underwriter”), a 30-day over-allotment option to purchase up to 3,076,461 additional common shares at a price of $1.45 per common share (the “Underwriter Option”). Additionally, the Company issued warrants underlying 1,435,682 common shares to the Underwriter, with each warrant bearing an exercise price of $1.8125 (the “February 2021 Placement Agent Warrants”). The February 2021 Placement Agent Warrants expire on February 17, 2026.

On February 22, 2021, the Underwriter exercised the Underwriter Option and received 3,076,461 common shares in exchange for gross proceeds to the Company of $4,461. Upon exercise of the Underwriter Option, the Underwriter also received an additional 215,352 February 2021 Placement Agent Warrants.

Aggregate gross proceeds received in connection with the February 2021 Financing totaled $34,200, less cash transaction costs of $3,221 and non-cash transaction costs, which represent the issue-date fair value of the February 2021 Placement Agent Warrants, of $1,897.

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, 2,608,696 investor warrants were issued at an exercise price of $1.20 per common share and 243,478 broker warrants were issued at an exercise price of $1.62 per common share. The net cash proceeds to the Company from the offering totaled $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrant liability based on the ascribed fair value and the remaining gross proceeds of $2,174 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $311 allocated to the warrant liability were recorded as expense in the consolidated statement of comprehensive loss.

38

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

On July 7, 2020, the Company closed a public offering of 26,666,666 units at a price of $0.45 per unit, for net cash proceeds to the Company of $10,596. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor warrants at an exercise price of $0.45 per share expiring July 7, 2025 (the “July 2020 Investor Warrants”) and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share, expiring July 1, 2025 (the “July 2020 Placement Agent Warrants”) were issued. As these warrants were registered and can be settled for a fixed number of the Company’s underlying common shares, the warrants meet the requirements of the fixed-for-fixed rule and have been classified as equity.

Because the warrants were classified as equity, the gross proceeds of $12,000 were allocated as $6,308 to share capital and $5,691 to warrants based on their relative fair values. The transaction costs of $1,420 were reduced from share capital and warrants in the amounts of $754 and $666, respectively, and charged to share issuance costs and classified as equity. The values ascribed to the share capital and warrants were recorded within equity, net of the allocated transaction costs.

On August 5, 2020, the Company closed a securities purchase agreement of 12,427,876 common shares at a purchase price of $0.56325 per common share. The offering resulted in gross proceeds of $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025. The gross proceeds of $7,000 was allocated as $3,944 to warrant liability based on the ascribed fair value and the remaining gross proceeds of $3,056 were allocated to share capital. The transaction costs of $748 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs of $327. The transaction costs of $421 allocated to the warrant liability were recorded as expense in the consolidated statement of comprehensive loss.

2019

On September 20, 2019, the Company entered into a securities purchase agreement with US institutional investors to purchase $4,988 (before total transaction costs of $795) of its common shares in a registered direct offering and warrants with a cashless exercise feature to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. The gross proceeds of $4,988 was allocated as $3,457 to warrants based on the ascribed fair value and the remaining gross proceeds of $1,531 were allocated to share capital. The transaction costs of $795 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $550 allocated to the warrant liability were recorded as expense in the consolidated statements of comprehensive loss.

39

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the board of directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

(b) Warrants

		Weighted average exercise price
	Number	($)	$
Balance – January 1, 2020	—	—	—
Warrant liability reclassified to equity	16,368,033	0.8556	7,377
Warrants issued as equity	28,533,333	0.4574	5,025
Balance – December 31, 2020	44,901,366	0.6025	12,402
February 2021 Placement Agent Warrants	1,651,034	1.8125	1,897
Warrants exercised	(35,111,187)	0.5725	(9,746)
Allocation of transaction costs to share capital	—	—	532
Balance – December 31, 2021	11,441,213	0.8668	5,085

i) Warrants granted in 2021

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of the February 2021 Placement Agent Warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
	#	$	$	(i)	(ii)	(iii)	(iv)
February 2021 Placement Agent Warrants issued on February 19, 2021	1,435,682	1.48	1.8125	0.58734%	119.18%	4.99	0.00%
February 2021 Placement Agent Warrants issued on February 22, 2021	215,352	1.48	1.8125	0.58544%	119.57%	4.98	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants.
(iii)	Based upon time to expiry from the issuance date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

40

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

ii) Warrants exercised in 2021

During 2021, certain warrant holders exercised their warrants as follows:

	Warrants exercised (number of underlying common shares)	Exercise Price	Aggregate proceeds to the Company
September 2019 Investor warrants	2,000,000	$1.65	$3,300
February 2020 Investor warrants	1,739,130	1.20	2,087
July 2020 Investor warrants	21,045,555	0.45	9,471
July 2020 Placement Agent warrants	1,866,667	0.5625	1,050
August 2020 Investor warrants	7,589,883	0.47	3,567
August 2020 Placement Agent warrants	869,952	0.7040625	612
	35,111,187		$20,087

iii) Warrant liability reclassified to equity in 2020

The Company had issued 3,325,000 unregistered investor warrants in the September 2019 closed direct offering (the “September 2019 Warrants”) as well as 2,608,696 unregistered investor warrants (the “February 2020 Investor Warrants”) and 243,478 unregistered placement agent warrants (the “February 2020 Placement Agent Warrants”) in the February 2020 closed direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability.

Effective June 16, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of June 16, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the consolidated statement of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity.

41

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company also issued 9,320,907 unregistered investor warrants (the “August 2020 Investor Warrants”) and 869,952 unregistered placement agent warrants (the “August 2020 Placement Agent Warrants”) in the August 2020 registered direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants were accounted for as a liability on issuance and measured at fair value using the Black-Scholes option pricing model. Effective September 14, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of September 14, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the consolidated statement of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants as of the noted dates of reclassification:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
As of June 16, 2020:
September 2019 Warrants	3,325,000	0.96	1.65	0.30%	104.5%	4.3	0.00%
February 2020 Investor Warrants	2,608,696	0.96	1.20	0.36%	119.3%	5.2	0.00%
February 2020 Placement Agent Warrants	243,478	0.96	1.62	0.32%	113.3%	4.7	0.00%
As of September 14, 2020:
August 2020 Investor Warrants	9,320,907	0.38	0.47	0.31%	120.5%	5.4	0.00%
August 2020 Placement Agent Warrants	869,952	0.38	0.704063	0.26%	114.6%	4.9	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

42

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

iv) Warrants issued as equity in 2020

On July 7, 2020, the Company closed a public offering of 26,666,666 units at a price of $0.45 per unit, for net cash proceeds to the Company of $10,596. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 July 2020 Investor Warrants and 1,866,667 July 2020 Placement Agent Warrants were issued. As these warrants were registered and can be settled for a fixed number of the Company’s underlying common shares, the warrants meet the requirements of the fixed-for-fixed rule were classified as equity.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
July 2020 Investor Warrants	26,666,666	0.52	0.457	0.2879%	123.1048%	5	0.00%
July 2020 Placement Agent Warrants	1,866,667	0.52	0.5625	0.2879%	123.1048%	5	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(c) Other capital

Long-term incentive plan

At the 2018 annual and special meeting of shareholders, the Company’s shareholders approved the adoption of the 2018 long-term incentive plan (the “LTIP”), which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time to eligible individuals at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling, as stock options, stock appreciation rights, stock awards, deferred stock units (“DSUs”), performance shares, performance units, and other stock-based awards. This LTIP replaces the stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. Options granted under the LTIP expire after seven years following the date of grant, vest over three years, beginning one year after date of grant. The Company’s Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company’s Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016. Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of 10 years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.

43

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.

As of December 31, 2021, the total compensation cost related to unvested US dollar stock options not yet recognized amounted to $96 (2020 - $43 and 2019 - $101). This amount is expected to be recognized over a weighted average period of 1.54 years (2020 - 1.43 years and 2019 1.21 years).

	Year ended December 31, 2021
	Stock options	Weighted average exercise price	DSUs
	(Number)	($)	(Number)
Balance – January 1, 2021	506,400	1.44	173,000
Granted	580,000	0.42	280,000
Expired	(32)	590.25	—
Exercised	—	—	(30,000)
Balance – December 31, 2021	1,086,368	0.88	423,000

	Year ended December 31, 2019
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of year	727,816	4.07	161,000	869	743.56
Granted	185,000	1.07	150,000	—	—
Exercised	(64,850)	2.75	(99,000)	—	—
Canceled/Forfeited	(6,000)	13,39	—	—	—
Expired	(100,850)	2.24	—	(428)	570.00
Balance – End of year	741,116	3.61	212,000	441	912.00

	Year ended December 31, 2020
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of year	741,116	3.61	212,000	441	912.00
Granted	180,000	0.37	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.56	—	—	—
Expired	(84,366)	2.14	—	(441)	912.00
Balance – End of year	506,400	1.44	173,000	—	—

44

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Fair value input assumptions for US dollar stock option grants

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2021	2020	2019
Expected dividend yield	(a)	0.00%	0.00%	0.00%
Expected volatility	(b)	115.80%	112.50%	110.02%
Risk-free annual interest rate	(c)	1.23%	0.27%	1.86%
Expected life (years)	(d)	5.71	4.02	5.94
Weighted average share price		$0.42	$0.37	$2.00
Weighted average exercise price		$0.42	$0.37	$2.00
Weighted average grant date fair value		$0.35	$0.27	$2.00

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.

	Options outstanding			Options exercisable
Range of US dollar stock option exercise prices	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
0.37 to 0.50	760,000	6.72	0.41	60,006	5.95	0.37
0.51 to 1.78	160,000	4.91	0.91	106,672	4.91	0.90
1.79 to 3.14	85,000	3.21	2.08	76,667	3.06	2.07
3.15 to 217.00	81,368	1.70	3.95	81,368	1.70	3.95
	1,086,368	5.81	0.88	324,713	3.86	1.84

45

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

20.	Operating expenses

The nature of the Company’s operating expenses includes the following:

	Years ended December 31,
	2021	2020	2019
	$	$	$
Key management personnel compensation(1)
Salaries and short-term employee benefits	1,646	1,540	1,705
Consultant’s fees	163	167	194
Termination benefits	—	—	503
Post-employment benefits, including defined contribution plan benefits of $33 in 2021, $33 in 2020 and $195 in 2019	70	86	257
Share-based compensation costs	295	160	784
	2,174	1,953	3,443
Other employees compensation:
Salaries and short-term employee benefits	1,160	1,004	1,257
Post-employment benefits, including defined contribution plan benefits of $15 in 2021, $9 in 2020 and $25 in 2019	139	159	78
Share-based compensation costs	16	(99)	9
	1,315	1,064	1,344
Cost of inventory used and services provided	90	2,186	309
Professional fees	2,749	1,969	2,599
Insurance	1,077	861	890
Third-party research and development	5,047	414	322
Consulting fees	553	587	144
Restructuring costs	—	—	507
Travel	130	66	154
Marketing services	222	39	18
Laboratory supplies	114	36	23
Other goods and services	162	72	137
Leasing costs, net of sublease receipts of $nil in 2021, $nil in 2020 and $214 in 2019	112	218	247
Modification of building lease	—	(219)	—
(Reversal) impairment of other asset and inventory	—	(8)	270
Depreciation and amortization of property, equipment and intangibles	25	29	37
Depreciation - right to use assets	120	203	278
Impairment of right of use asset	—	—	22
Operating foreign exchange losses (gains)	41	(112)	30
	10,442	6,341	5,987
	13,931	9,358	10,774

(1) Key management includes the Company’s executive management team and directors.

Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers’ employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

46

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

21.	Supplemental disclosure of cash flow information

	Years ended December 31,
	2021	2020	2019
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	120	(1,023)	(371)
Inventory	(56)	1,182	(971)
Prepaid expenses and other current assets	(750)	(702)	(170)
Payables and accrued liabilities	634	51	(615)
Income taxes payable	(109)	395	(188)
Deferred revenues	3,010	3,031	743
Provision for restructuring and other costs	—	—	(389)
Employee future benefits (note 18)	(349)	(532)	(483)
	2,500	2,402	(2,444)

22.	Income taxes

Significant components of the current and deferred income tax recovery (expense) for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Years ended December 31,
	2021	2020	2019
	$	$	$
Current income tax recovery (expense)	109	(395)	188
Deferred tax:
Origination and reversal of temporary differences	1,291	1,509	2,755
Change in unrecognized tax assets	(1,291)	(1,509)	(2,755)
Total income tax recovery (expense)	109	(395)	188

From time to time, the Company is subject to tax audits. While the Company believes that its filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. Although the Company believes its tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from historical income tax provisions and accruals. In 2020, AEZS Germany underwent a tax audit regarding the taxation years 2013 to 2016. As of December 31, 2021, the tax authorities concluded the audit for those years. The subsequent years remain unaudited, and the Company has accrued $115 as an uncertain tax provision for those years. In addition, as of December 31, 2021, AEZS Germany paid instalments in the amount of $1,605 for the 2021 tax year and $1,448 in estimated taxes payable for the 2020 tax year.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The reconciliation of the combined Canadian federal and provincial corporate income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2021	2020	2019
Combined Canadian federal and provincial statutory income tax rate	26.5%	26.5%	26.5%

	Years ended December 31,
	2021	2020	2019
	$	$	$
Income tax (expense) recovery based on combined statutory income tax rate	2,246	1,252	1,615
Change in unrecognized tax assets	(1,291)	(1,872)	(2,820)

Share issuance costs	367	363	65
Permanent difference attributable to the use of local currency for tax reporting	—	—	35
Change in enacted rates used	—	—	(27)
Impact of expiring tax credits	(1,724)	(481)	—
Provision to filed return adjustments	151	—	—
Permanent difference attributable to net change in fair value of warrant liability	—	304	1,197
Share-based compensation costs	(82)	(16)	(210)
Difference in statutory income tax rate of foreign subsidiaries	226	99	321
Uncertain tax position	—	(123)	—
Other	216	79	12
	109	(395)	188

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

(Loss) income before income taxes

(Loss) income before income taxes is attributable to the Company’s tax jurisdictions as follows:

	Years ended December 31,
	2021	2020	2019
	$	$	$
Germany	(4,383)	(2,042)	(6,010)
Canada	(3,860)	(2,463)	812
United States	(234)	(218)	(1,032)
	(8,477)	(4,723)	(6,230)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
	$	$
Deferred tax assets

Operating losses carried forward	205	46
Intangible assets	776	1,318
	981	1,364
Deferred tax liabilities

Accounts receivable	375
Payables and accrued liabilities	7	126
Property, plant and equipment	47	49
Deferred revenues	492	1,073
Other	60	116
	981	1,364
	981	1,364
Deferred tax assets (liabilities), net	—	—

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Significant components of deferred tax assets and losses are as follows:

	December 31,
	2021	2020
	$	$
Unrecognized deferred tax assets

Deferred revenues and other provisions	1,680	1,494
Operating losses carried forward	87,734	89,144
Capital losses carried forward	105	—
SR&ED Pool	9,138	9,138
Unused tax credits	2,945	4,668
Employee future benefits	3,396	2,570
Property, plant and equipment	523	495
Intangible assets	—	541
Share issuance expenses	1,110	623
Other	84	—
	106,715	108,673
Unrecognized deferred tax assets	106,715	108,673

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable. Based on the current forecasted future taxable profits and reversal of temporary differences, the company does not believe it will have sufficient future earnings to offset the deferred tax assets and has an unrecognized deferred tax asset balance of $106,715.

As at December 31, 2021, the Corporation has total accumulated non-capital losses of $77,867 federally and $76,545 provincially, which may be carried forward for twenty years and used to reduce taxable income in future years. The Corporation has not recognized deferred tax assets on any of the non-capital losses, due to the uncertainty that there will be sufficient taxable income or that the taxable temporary differences will be reversing in the same reporting period and jurisdiction. The losses will be expiring as follows:

	Canada
	Federal	Provincial
	$	$
2028	8,054	6,668
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
2039	3,501	3,580
2040	3,808	3,808
2041	4,822	4,822
	77,867	76,545

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company has non-refundable R&D investment tax credits of approximately $4,006 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2022 to 2035. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the US The federal tax losses amount to approximately $210,709 in Germany (€ 185,271) for which there is no expiry date, and to $4,793 in the US. The losses in the US will be expiring as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
2038	1,224
2039	771
2040	515
2041	234
4,793

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.

23.	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements. Over the past several years, the Company has raised capital via public and private equity offerings and issuances as its primary source of liquidity, as discussed in note 19 - share capital, warrants and other capital. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

24.	Financial instruments and financial risk management

Financial assets and liabilities as of December 31, 2021 and December 31, 2020 are presented below.

December 31, 2021	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents (note 6)	65,300	—
Trade and other receivables (note 7)	1,314	—
Restricted cash equivalents (note 10)	335	—
Payables and accrued liabilities (note 15)	—	1,530
Lease liability (note 17)	—	161
	66,949	1,691

December 31, 2020	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents (note 6)	24,271	—
Trade and other receivables (note 7)	1,681	—
Restricted cash equivalents (note 10)	338	—
Payables and accrued liabilities (note 15)	—	2,176
Lease liability (note 17)	—	184
	26,290	2,360

Fair value

IFRS 13, Fair Value Measurement (“IFRS 13”) establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The input levels discussed in IFRS 13 are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and foreign exchange risk and how the Company manages those risks.

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least “P-2” or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.

As of December 31, 2021, trade accounts receivable for an amount of approximately $932 were with three counterparties of which $55 was past due and impaired and fully provided for (2020 - $1,245 with three counterparties and $55 past due and impaired and fully provided for).

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2021, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 24, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows.

A portion of the Company’s cash is held in AEZS Germany, which is the counter-party to various license and distribution agreements for the Company’s only approved product. In September 2019 and February, July and August of 2020 and February of 2021 the Company completed financings resulting in total funding (net of transaction costs) of $55,905 (note 19). Net cash proceeds were deposited in AEZS Canada accounts and such funds can be provided to its German subsidiary, if and when needed. During 2020, AEZS Germany signed agreements with NOVO and CH whereby AEZS Germany received cash payments of €5,000 ($6,109) in fiscal 2020 and €1,000 ($1,209) in January 2021, respectively (note 5), and expects to use this cash to fund its operations directly.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 17.

(c) Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As of December 31, 2021, if the US dollar had increased or decreased by 10% against the Euro, with all other variables held constant, net loss for the year ended December 31, 2021 would have been lower or higher by approximately $300 (2020 - $110 and 2019 - $841).

25.	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

Geographical information

Revenues by geographical area have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees and are detailed as follows:

	Years ended December 31,
	2021	2020	2019
	$	$	$
Switzerland	5,075	905	—
Ireland	—	73	74
Denmark	185	2,655	413
Other	—	19	45
	5,260	3,652	532

Non-current assets include restricted cash equivalents, right of use assets, property, plant and equipment, identifiable intangible assets, other asset and goodwill and are detailed by geographical area as follows:

54

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

	December 31,
	2021	2020
	$	$
Germany	9,212	9,341
United States	70	50
	9,282	9,391

Major customers representing 10% or more of the Company’s revenues in each of the last three years are as follows:

	Years ended December 31,
	2021	2020	2019
	$	$	$
Company 1	5,260	3,634	532

26.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2021	2020	2019
	$	$	$
Net loss	(8,368)	(5,118)	(6,042)
Basic weighted average number of shares outstanding	114,924,497	41,083,163	17,494,472
Diluted weighted average number of shares outstanding	114,924,497	41,083,163	17,494,472
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options and DSUs	1,509,368	679,400	953,557
Share purchase warrants	11,441,213	44,901,366	6,629,144

Net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, DSUs and warrants. In periods with reported net losses, all stock options and warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020 and for the years ended

December 31, 2021, 2020 and 2019

(in thousands of US dollars, except share and per share data and where otherwise noted)

27.	Commitments and contingencies

Contractual obligations and commitments as of December 31, 2021

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	1,085	2,252	3,337
1 – 3 years	6	1,049	1,055
4 – 5 years	—	—	—
More than 5 years	—	—	—
Total	1,091	3,301	4,392

During 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners (note 13). Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company recognizes research and development milestones as an intangible asset once it is committed to the payment, which is generally when the Company reaches a set point in the development cycle.

Based on the closing exchange rates at December 31, 2021, the Company expects to pay $3,301, including $3,124 (€2.8 million), and $177 (£0.1 million), in R&D contracts and up to $8,937, including $7,386 (€6.5 million) and $1,551 (£1.2 million), in R&D milestone payments and up to $32,942, including $31,255 (€27.6 million) and $1,687 (£1.3 million), in revenue related milestone payments. The table below contains all potential R&D and revenue-related milestone payments that the Company may be required to make under such agreements:

	Future potential R&D milestone payments	Future potential revenue milestone payments	Total
	$	$	$
Less than 1 year	28	—	28
1 – 3 years	113	—	113
4 – 5 years	927	—	927
More than 5 years	7,869	32,942	40,811
Total	8,937	32,942	41,879

The table excludes any payments already capitalized in the consolidated statement of financial position. The future payments that are disclosed represent contract payments and are not discounted and are not risk-adjusted. The development of any pharmaceutical product candidates is a complex and risky process that may fail at any stage in the development process due to a number of factors. The timing of the payments is based on the Company’s current best estimate of achievement of the relevant milestone.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the US District Court for the District of New Jersey. This settlement was approved by the US District Court for the District of New Jersey on June 3, 2021. The settlement payment was funded entirely by the Company’s insurers. As no appeals were filed within the 30-day appeal period, this matter is fully and finally settled.

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